Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated April 20, 2012
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012
and Equity Index Underlying Supplement dated March 22, 2012)



Structured Investments

HSBC USA Inc.
$9,037,000
Autocallable Notes Linked to S&P 500® Index due May 8, 2013 (the "Notes")

General

- Terms used in this pricing supplement are described or defined herein, in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. The Notes offered will have the terms described in the Equity Index Underlying Supplement, prospectus supplement and prospectus as supplemented by this pricing supplement. **The Notes do not guarantee return of principal and you may lose up to 100.00% of your initial investment. The Notes will not bear interest.**
- This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the related Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing May 8, 2013.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Equity Index Underlying Supplement, the terms set forth below will supersede.**

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The S&P 500® Index ("SPX")
Principal Amount:	$1,000 per Note
Trade Date:	April 20, 2012
Pricing Date:	April 20, 2012
Original Issue Date:	April 25, 2012
Final Valuation Date:	May 3, 2013, subject to adjustment as described under "Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date and is expected to be May 8, 2013. The Maturity Date is subject to adjustment as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Call Feature:	The Notes will be automatically called if the Official Closing Level of the Reference Asset on any Call Observation Date is at or above the Initial Level. In such a case, you will receive a cash payment equal to the Call Price.
Call Price:	If the Notes are automatically called, you will receive, on the applicable Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus a Call Premium calculated as follows:

- 2.55% × $1,000 if automatically called on the first Call Observation Date;
- 5.10% × $1,000 if automatically called on the second Call Observation Date;
- 7.65% × $1,000 if automatically called on the third Call Observation Date; and
- 10.20% × $1,000 if automatically called on the Final Valuation Date.

Call Observation Dates:	August 9, 2012, November 8, 2012, February 7, 2013, and the Final Valuation Date (May 3, 2013), subject to postponement as described under "Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Call Payment Date:	With respect to each Call Observation Date, including the Final Valuation Date, three business days following the applicable Call Observation Date. The Call Payment Date are subject to postponement as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Payment at Maturity:	**If the Notes are not automatically called**, you will receive a cash payment per $1,000 Principal Amount of Notes on the Maturity Date calculated as follows:

- **If the Reference Return is less than zero but greater than or equal to the Buffer Level,** you will receive a cash payment on the Maturity Date equal to 100% of the Principal Amount.
- **If the Reference Return is less than the Buffer Level,** you will receive a cash payment on the Maturity Date equal to:
  $1,000 + [$1,000 × (Reference Return + 10%) × 1.1111].

For example, if the Reference Return is -11%, you will suffer a 1.1111% loss and receive 98.8889% of the Principal Amount. **If the Reference Return is less than the Buffer Level, you may lose your entire investment**. For additional clarification, please see "What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?" herein.

Buffer Level:	-10%
Downside Leverage Factor:	1.1111
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	1,378.53, which was the Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based on the value displayed on Bloomberg Professional® service page "SPX <INDEX>" or any successor page on Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN:	4042K1G98 / US4042K1G988
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 3 of this document and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

We have appointed J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates as placement agent for the sale of the Notes. J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates will offer the Notes to investors directly or through other registered broker-dealers.

	Price to Public[1]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$9,037,000	$90,370	$8,946,630

[1] Certain fiduciary accounts will pay a purchase price of $990 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

**JPMorgan
Placement Agent
April 20, 2012**

Additional Terms Specific to the Notes

This pricing supplement relates to a single Note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the Note offering relates only to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities derivative of or relating to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 3 of this pricing supplement and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:

- the Equity Index Underlying Supplement at: www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

- the prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- the prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Selected Purchase Considerations

- **CALL FEATURE** — The Notes will be automatically called if the Official Closing Level on any Call Observation Date is at or above the Initial Level. If the Notes are automatically called, you will receive, on the applicable Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus a Call Premium amount indicated on the cover hereof.

- **LIMITED BUFFER AGAINST LOSS** — If the Notes are not automatically called, we will pay you your principal back at maturity if the Final Level is not less than the Initial Level by more than 10%. If the Final Level is less than the Initial Level by more than 10%, for every 1% that the Final Level is less than the Initial Level by more than 10%, you will lose an amount equal to 1.1111% of the $1,000 Principal Amount of Notes. You could lose your entire initial investment if the value of the Reference Asset falls to zero.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Reference Asset, see the information set forth under "S&P 500® Index" in the Equity Index Underlying Supplement.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid forward or other executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Notes as pre-paid forward or other executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes. For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Equity Index Underlying Supplement and prospectus supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT** – You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Reference Return is less than the Buffer Level. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you could lose your entire initial investment if the level of the Reference Asset falls to zero. An investment in the Notes does not guarantee return of principal and you may receive less at maturity than you originally invested in the Notes, or you may receive nothing at maturity.

- **YOUR RETURN ON THE NOTES IS LIMITED** —If the Notes are not automatically called and the Final Level is greater than or equal to the Buffer Level, for each $1,000 Principal Amount Note, you will receive $1,000 at maturity, regardless of any appreciation in the level of the Reference Asset, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the Notes.

- **CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity or on the Call Payment Date, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the Reference Asset, and therefore, the market value of the Notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the Reference Asset and the value of the Notes.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the Official Closing Level of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Reference Asset;
  - the time to maturity of the Notes;
  - the dividend rate on the equity securities underlying the Reference Asset;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the stock markets generally; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return on the Notes that could be realized on the applicable Call Observation Date for a range of performances in the Reference Asset. There will be only one payment on the Notes whether automatically called or at maturity. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The hypothetical total returns set forth below reflect the Initial Level of 1,378.53, the Buffer Level of -10% and the Call Premium of 2.55%, 5.10%, 7.65% and 10.20% for the first Call Observation Date, second Call Observation Date, third Call Observation Date and Final Valuation Date, respectively. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Official Closing Level on Call Observation Date	Reference Asset Performance on Call Observation Date	Total Return at First Call Payment Date	Total Return at Second Call Payment Date	Total Return at Third Call Payment Date	Total Return at Maturity
2,481.35	80.00%	2.55%	5.10%	7.65%	10.20%
2,343.50	70.00%	2.55%	5.10%	7.65%	10.20%
2,067.80	50.00%	2.55%	5.10%	7.65%	10.20%
1,929.94	40.00%	2.55%	5.10%	7.65%	10.20%
1,792.09	30.00%	2.55%	5.10%	7.65%	10.20%
1,654.24	20.00%	2.55%	5.10%	7.65%	10.20%
1,585.31	15.00%	2.55%	5.10%	7.65%	10.20%
1,516.38	10.00%	2.55%	5.10%	7.65%	10.20%
1,447.46	5.00%	2.55%	5.10%	7.65%	10.20%
1,378.53	**0.00%**	**2.55%**	**5.10%**	**7.65%**	**10.20%**
1,309.60	-5.00%	N/A	N/A	N/A	**0.00%**
1,240.68	-10.00%	N/A	N/A	N/A	**0.00%**
1,102.82	-20.00%	N/A	N/A	N/A	-11.11%
964.97	-30.00%	N/A	N/A	N/A	-22.22%
827.12	-40.00%	N/A	N/A	N/A	-33.33%
689.27	-50.00%	N/A	N/A	N/A	-44.44%
551.41	-60.00%	N/A	N/A	N/A	-55.56%
413.56	-70.00%	N/A	N/A	N/A	-66.67%
275.71	-80.00%	N/A	N/A	N/A	-77.78%
137.85	-90.00%	N/A	N/A	N/A	-88.89%
0.00	-100.00%	N/A	N/A	N/A	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Reference Asset increases from the Initial Level of 1,378.53 to an Official Closing Level of 1,516.38 on the first Call Observation Date. Because the Official Closing Level on the first Call Observation Date of 1,516.38 is greater than the Initial Level, the Notes are automatically called, and the investor receives a single payment of $1,025.50 per $1,000 Principal Amount of Notes on the first Call Payment Date.

Example 2: The level of the Reference Asset decreases from the Initial Level of 1,378.53 to an Official Closing Level of 827.12 on the first Call Observation Date, 964.97 on the second Call Observation Date, 1,102.82 on the third Call Observation Date and 1,309.60 on the Final Valuation Date. Because (a) the Official Closing Level on each of the Call Observation Dates (827.12, 964.97, 1,102.82 and 1,309.60) is less than the Initial Level and (b) the Final Level has not declined by more than 10% from the Initial Level, the Notes are not automatically called and the investor receives a Payment at Maturity of $1,000 per $1,000 Principal Amount of Notes.

Example 3: The level of the Reference Asset decreases from the Initial Level of 1,378.53 to an Official Closing Level of 1.240.68 on the first Call Observation Date, 1,102.82 on the second Call Observation Date, 964.97 on the third Call Observation Date and 827.12 on the Final Valuation Date. Because (a) the Official Closing Level on each of the Call Observation Dates (1,240.68, 1,102.82, 964.97 and 827.12) is less than the Initial Level, and (b) the Final Level is more than 10% below the Initial Level, the Notes are not automatically called and the investor receives a Payment at Maturity that is less than the principal amount for each $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + [\$1,000 \times (-40\% + 10\%) \times 1.1111] = \$666.67$$

Description of the Reference Asset

The S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of April 20, 2012 were: Information Technology, Financials, Health Care, Consumer Discretionary and Energy.

For more information about the SPX, see "The S&P 500® Index" on page S-6 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from April 20, 2007 through April 20, 2012. The closing level for the Reference Asset on April 20, 2012 was 1,378.53. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical Official Closing Levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level on any Call Observation Date. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

Historical Performance of the S&P 500® Index



Source: Bloomberg

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity". In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return. If a market disruption event exists on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, at the price indicated on the cover of this pricing supplement. J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates will act as placement agent for the Notes and will receive a fee that will not exceed $10.00 per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 22, 2012, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 filed with the Securities and Exchange Commission on March 22, 2012.